UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                            Workflow Management, Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   98137N1090
                                   ----------
                                 (CUSIP Number)

                                  June 26, 2003
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      -----------------------------
CUSIP No.  98137N1090                 13G          Page  2  of  10  Pages
           ----------                                   ---    ----
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Springhouse Capital, LP
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       831,687
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   831,687
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       831,687
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.3%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.  98137N1090                 13G          Page  3  of  10  Pages
           ----------                                   ---    ----
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Springhouse Capital LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       831,687
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   831,687
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       831,687
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.3%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                      -----------------------------
CUSIP No.  98137N1090                 13G          Page  4  of  10  Pages
           ----------                                   ---    ----
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Brian Gaines
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   65,900
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       831,687
  OWNED BY    ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON          65,900
    WITH      ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   831,687
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       897,587
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.8%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Schedule 13G (this "Schedule 13G") is being filed with respect to the Common Stock (as defined in Item 2(d) below) of Workflow Management, Inc.

Item 1(a):             Name of Issuer:
---------              --------------

     The name of the issuer is Workflow Management, Inc., a Delaware corporation (the "Company").

Item 1(b):             Address of Issuer's Principal Executive Offices:
---------              -----------------------------------------------

     The Company's principal executive office is located at 240 Royal Palm Way, Palm Beach, FL 33480.

Item 2(a):             Name of Person Filing:
---------              ---------------------

     This Schedule 13G with respect to the Common Stock (as defined in Item 2(d) below) of the Company is filed by Mr. Brian Gaines ("Mr. Gaines"), Springhouse Capital LLC, a Delaware limited liability company (the "General Partner"), and Springhouse Capital, LP, a Delaware limited partnership (the "Partnership" and, together with the General Partner and Mr. Gaines, the "Reporting Persons"). Certain shares of Common Stock reported herein are held directly by the Partnership and the remainder of the shares reported herein are held directly by Mr. Gaines. The General Partner is the general partner of the Partnership, has investment discretion over securities held by the Partnership and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the Partnership. Mr. Gaines is the managing member of the General Partner and by virtue of such position may be deemed to have beneficial ownership of the Common Stock held by the Partnership, along with beneficial ownership of his direct holdings.

Item 2(b):             Address of Principal Business Office or, if None,
---------              -------------------------------------------------
                       Residence:
                       ---------

     The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, 32nd Floor, New York, NY 10022.

Item 2(c):             Citizenship:
---------              -----------

     The Partnership and the General Partner are organized under the laws of the State of Delaware. Mr. Gaines is a citizen of the United States of America.

Item 2(d):             Title of Class of Securities:
---------              ----------------------------

     Common Stock, $0.001 par value ("Common Stock")

Item 2(e):             CUSIP Number:
---------              ------------

     98137N1090

Item 3:                If this statement is filed pursuant to Rules 13d-1(b) or
------                 --------------------------------------------------------
                       13d-2(b) or (c), check whether the person filing is a:
                       -----------------------------------------------------

        (a) [ ] Broker or dealer registered under Section 15 of the Act,
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
        (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
        (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
        (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
        (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:                Ownership:
------                 ---------

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total 13,273,922 shares of Common Stock issued and outstanding as of March 13, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003.

     A. The Partnership.
        ---------------
          The Partnership may be deemed to share beneficial ownership over its holdings with the General Partner and Mr. Gaines. The Partnership's holdings are as follows:
          (a) Amount beneficially owned: 831,687
          (b) Percent of class: 6.3%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 831,687
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 831,687

     B. The General Partner.
        -------------------
          The General Partner may be deemed to share beneficial ownership over its holdings with Mr. Gaines and the Partnership. The General Partner's holdings are as follows:

          (a) Amount beneficially owned: 831,687
          (b) Percent of class: 6.3%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 0
               (ii)  Shared power to vote or direct the vote: 831,687
               (iii) Sole power to dispose or direct the disposition: 0
               (iv)  Shared power to dispose or direct the disposition: 831,687

     C. Mr. Gaines.
        ----------
          Mr. Gaines may be deemed to share beneficial ownership over certain of his holdings with the General Partner and the Partnership. Mr. Gaines's holdings are as follows:

          (a) Amount beneficially owned: 897,587
          (b) Percent of class: 6.8%
          (c) Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: 65,900
               (ii)  Shared power to vote or direct the vote: 831,687
               (iii) Sole power to dispose or direct the disposition: 65,900
               (iv)  Shared power to dispose or direct the disposition: 831,687

Item 5:                Ownership of Five Percent or Less of a Class:
------                 --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                Ownership of More than Five Percent on Behalf of Another
------                 --------------------------------------------------------
                       Person:
                       ------

     Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:                Identification and Classification of the Subsidiary Which
------                 ---------------------------------------------------------
                       Acquired the Security Being Reported on by the Parent
                       -----------------------------------------------------
                       Holding Company:
                       ---------------

     Not applicable.

Item 8:                Identification and Classification of Members of the
------                 ---------------------------------------------------
                       Group:
                       -----

     Not applicable.

Item 9:                Notice of Dissolution of Group:
------                 ------------------------------

     Not applicable.

Item 10:               Certification:
-------                -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2003

                                    SPRINGHOUSE CAPITAL, LP

                                    By:  SPRINGHOUSE CAPITAL LLC,
                                         its General Partner

                                    By:  /s/ Brian Gaines
                                         ------------------------
                                         Name:   Brian Gaines
                                         Title:  Managing Member



                                    SPRINGHOUSE CAPITAL LLC


                                    By:  /s/ Brian Gaines
                                         ------------------------
                                         Name:   Brian Gaines
                                         Title:  Managing Member



                                    /s/ Brian Gaines
                                    -----------------------------
                                    Brian Gaines





                         [SIGNATURE PAGE TO SCHEDULE 13G
                                 WITH RESPECT TO
                           WORKFLOW MANAGEMENT, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1: Joint Filing Agreement, dated July 8, 2003, by and among Springhouse Capital, LP, Springhouse Capital LLC and Brian Gaines.